BIOMERICA, INC.

17571 Von Karman Ave.

Irvine, CA 92614

July 18, 2017

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Tim Buchmiller

Re:      Biomerica, Inc.

Registration Statement on Form S-3 (File No. 333-219130)

Acceleration Request

            Requested Date:           July 20, 2017

            Requested Time:          5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Biomerica, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

Should the Commission have any questions regarding this acceleration request, please do not hesitate to contact Christopher D. Ivey, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4121 or via email at civey@sycr.com.

Sincerely,

BIOMERICA, INC.

/s/ Zackary Irani
Zackary Irani
Chairman and Chief Executive Officer

cc:

Biomerica, Inc.

Janet Moore, Chief Financial Officer